Exhibit 99.1

Foresight: Eye-Net Successfully Completes Trial with a Top Global Vehicle Manufacturer

The trial is part of a pilot project with the intelligent transport system division of a Japanese vehicle manufacturer for possible integration into a smart city project

Ness Ziona, Israel – March 1st, 2021 - Foresight Autonomous Holdings Ltd. (NASDAQ and TASE: FRSX), an innovator in automotive vision, announced today that its wholly owned subsidiary, Eye-Net Mobile Ltd., successfully completed a controlled trial of its Eye-Net™ Protect cellular-based accident prevention solution for the intelligent transport system division of a multi-billion-dollar global Japanese vehicle manufacturer. The trial, supervised by Blue and White Robotics (BWR), was designed to demonstrate Eye-Net’s advanced capabilities of protecting vehicles from oncoming collisions. The trial was streamed in real time from the test ground in Israel to the Japanese vehicle manufacturer. The trial is part of a pilot project with the vehicle manufacturer for possible integration into the vehicle manufacturer’s smart city project, as reported by the Company in January 2021.

The Eye-Net Protect system was tested in several predefined accident-simulated scenarios at various speeds to test the system for repeatability, detection accuracy and alert timing. The scenarios included vehicles that had no direct line of sight. In all cases, the participants in the trial used the Eye-Net Protect application installed on their smartphones and in-vehicle infotainment system.

The Eye-Net Protect system demonstrated a 95.54% success rate in all tested scenarios. All users were alerted on time, approximately 2.4 seconds before reaching the intersection, at around 3 feet or one meter away from the required alert location. A high level of accuracy and consistency was shown as all participating vehicles consistently stopped approximately 10 feet or 3 meters away from the required location in order to prevent oncoming collisions. The Eye-Net Protect system proved its robustness and reliability by operating 100% of the time with zero crashes or errors during the entire trial day.

“The trial day was successful and Eye-Net’s system showed impressive capabilities. The system operated without interruption, delivered alerts in real time, and allowed all participants to brake safely before entering the intersection. The system demonstrated repeatability, accuracy and stability. BWR has extensive experience in safety systems for the automotive industry, and we believe that Eye-Net’s technology has the ability to save lives and could be integrated as a product in the field of road accident prevention,” said Amir Peleg, VP Mobility Solutions at Blue White Robotics.

“Eye-Net successfully completed another controlled trial and met all predefined objectives and key performance indicators, demonstrating Eye-Net Protect’s system capabilities. The system configuration used in the trial was almost identical to the production configuration, mimicking real-life situations with almost no safety margins,” said Dror Elbaz, COO & Deputy CEO of Eye-Net Mobile. “The test results confirm that the Eye-Net technology and product are ready for commercial deployment and may bring outstanding added value to all road users in general and to the automotive industry in particular.”

For more information about Eye-Net Mobile, please visit www.eyenet-mobile.com, or follow the Company’s LinkedIn page, Eye-Net Mobile; Twitter, @EyeNetMobile1; and Instagram channel, Eyenetmobile1, the contents of which are not incorporated into this press release.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the company’s wholly owned subsidiaries, Foresight Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration, sensor fusion and dense 3D point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses that Eye-Net’s technology has the ability to save lives and could be integrated as a product in the field of road accident prevention, and that the Eye-Net technology and product are ready for commercial deployment and may bring outstanding added value to all road users in general and to the automotive industry in particular. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2020, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia
CEO
MS-IR LLC
msegal@ms-ir.com
917-607-8654